ITEM 24 (b) EXHIBITS

(4) (f)

Form of Earnings Enhancement Benefit Rider to Individual Contract

Annuity Investors Life Insurance Company

Home Office: Cincinnati, Ohio

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

EARNINGS ENHANCEMENT BENEFIT RIDER

This Earnings Enhancement Benefit rider ("EEB Rider") is part of your Contract. It is not a separate contract. It changes your Contract only as stated here. If it conflicts with the other terms of your Contract, the provisions of this EEB Rider will control.

Effective Date and Termination

This EEB Rider is effective as of the Contract Effective Date. It must be elected prior to the Contract Effective Date. It cannot be added or discontinued after the Contract Effective Date. This EEB Rider may only be elected if each Owner or Joint Owner is under Age [75] on the Contract Effective Date.

This EEB Rider will remain in effect until the earliest of:

    the date you fully surrender the Contract;

    the Death Benefit Valuation Date (or the date that would have been the Death Benefit Valuation Date) if a spouse becomes successor owner;

    the Annuity Commencement Date (or GMIB Commencement Date, if applicable);

    the date the Contract is otherwise terminated in accordance with Contract provisions; or

    the date you name a new Owner who is older than the oldest previous Owner.

If the receipt of any benefit under this EEB Rider would cause your Contract to lose its tax-qualified or tax-deferred status, this EEB Rider will be deemed to be void from its inception. In that event, all charges deducted from your Contract for this EEB Rider will be refunded.

EEB Rider Charge

The charge for this EEB Rider (the "EEB Rider Charge") is as shown on the Contract Specifications page. The EEB Rider Charge is deducted daily from each of the Subaccounts for so long as this EEB Rider remains in effect.

Earnings Enhancement Benefit Rider

You have purchased an EEB Rider. If a Death Benefit becomes payable as a result of an Owner's death while this EEB Rider is in effect, then the Death Benefit Amount (or the Enhanced Death Benefit Amount or Step-Up Death Benefit Amount, if applicable) will be increased by the EEB Amount, if any. Only one Death Benefit will be paid under the Contract and this EEB Rider.

EEB Amount

If the oldest Owner was Age [69] or younger on the Contract Effective Date, the EEB Amount will be the lesser of [40%] of Earnings (as defined below), or [40%] of Purchase Payments not already withdrawn. If the oldest Owner was Age [70] to [74] on the Contract Effective Date, the EEB Amount will be the lesser of [25%] of Earnings (as defined below), or [25%] of Purchase Payments not already withdrawn.

Earnings

For purposes of calculating the EEB Amount, Earnings are defined as the Account Value as of the Valuation Date immediately preceding the Death Benefit Valuation Date, minus Purchase Payments not already withdrawn. For purposes of calculating the EEB Amount under this EEB Rider, partial surrenders taken prior to the Death Benefit Valuation Date will be deemed to have been taken from Earnings first, and then from Purchase Payments.

All other terms and conditions of your Contract remain unchanged.

Signed for us at our office as of the date of issue.

SECRETARY	PRESIDENT
MARK F. MUETHING	CHARLES R. SCHEPER